Mail Stop 4561

May 31, 2007

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tyron Street
Charlotte, NC 28255

>   Re: **Bank of America Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
>   **File No. 1-6523**

Dear Mr. Price:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Supplemental Financial Data, page 22

1.   We note your disclosure that you believe your Shareholder value added ("SVA") non-GAAP performance measure focuses on whether incremental investments generate returns in excess of the costs of capital associated with those investments. Both of the items excluded from this measure, intangible asset

amortization and merger and restructuring charges, appear directly related to incremental investment opportunities, such as business combinations. In future filings, please clearly describe the limitations of using this non-GAAP measure in evaluating returns on incremental investments in light of the fact that it excludes costs that appear directly attributable to investments. In addition, clearly demonstrate how the performance measure actually focuses on whether incremental investments generate returns in excess of the related costs of capital. Please provide us with your proposed future disclosure.

2.   We note your disclosure of the non-GAAP per share measures "Operating earnings per common share" and "Diluted operating earnings per common share." Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings. Alternatively, provide us with your proposed future disclosure that clearly addresses the concerns raised in ASR 142. For additional guidance, refer to Question 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Financial Statements

Consolidated Statement of Income, page 102

3.   You disclose that you are a registered bank holding company; however, we note that your Statement of Income presentation does not follow the format of the presentation requirements of Rule 9-04 of Regulation S-X. Please tell us why you believe your current format is more meaningful to investors or confirm to us that in future filings you will fully comply with Rule 9-04 of Regulation S-X, including the following items:

- the provision for credit losses should be presented below net interest income and followed by a subtotal for your net interest income less provision for loan losses;
- exclude presentation of "total revenue" subtotal as this subtotal is net of interest expense; and
- present gains (losses) on sales of debt securities within noninterest income.

Note 4 - Derivatives, page 108

4.   For each type of hedging relationship outstanding during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

- the nature and terms of the hedged item or transaction, including any embedded options;
- the nature and terms of the derivative instrument;
- the specific documented risk being hedged;
- how you assess effectiveness at inception and on an ongoing basis, including the specific quantitative measures you use and how you apply them; and
- the quantitative measures you use to measure ineffectiveness.

5.   Please tell us the nature of the hedging relationships for which you apply the "shortcut" method or "matched terms" approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

6.   We note that you have numerous notes and bonds outstanding that have returns based on various indices, some of which are non-interest rate indices. Please describe for us how you evaluate derivatives embedded in financial assets and liabilities to determine whether the derivatives should be bifurcated and accounted for separately under SFAS 133. Quantify the fair value of embedded derivatives that were bifurcated and accounted for separately as of December 31, 2006. Refer to paragraphs 12 – 16 and 60 – 61 of SFAS 133 as amended.

7.   We note the disclosure on page 93 of your December 31, 2005 Form 10-K regarding the restatement for certain "shortcut" hedges and certain cash flow hedges for which you utilized the centralized trading desk to lay off the internal trades with an external party.   Please tell us whether during the periods presented you had any other hedging transactions outstanding that used internal derivative transactions for hedging purposes, except for derivatives used to hedge your net investment in foreign subsidiaries. Describe how you evaluated the impact on hedge accounting and your consolidation process.

8.   We refer you to your response to comment 6 in your correspondence dated October 5, 2006 regarding the implementation of new policies, processes and procedures over the internal control system covering derivative transactions. Please more fully describe for us how your new automated system allocates hedging instruments to approved hedge strategies and how that impacts your

designation of hedging relationships. Provide us with an example of how this process works, including any timing issues involved.

Note 12 – Short-term Borrowings and Long-term Debt, page 133

9.   We note your disclosure on page 134 that the majority of the floating rates are based on three- and six-month LIBOR. Please quantify for us the principal amount of bonds and notes outstanding as of December 31, 2006 that have a return based off of a non-interest rate index. Describe for us how you determine periodic interest expense related to these bonds and notes, including an example for a specific note that does not pay interest but pays an additional redemption amount based on the performance of a basket of currencies or stock indices.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief